Mail Stop 4561

March 14, 2007

Harry Edelson
Chairman and Chief Executive Officer
China Opportunity Acquisition Corp.
c/o Cornerstone Financial
354 East 50th Street
New York, NY 10022

**Re:    China Opportunity Acquisition Corp.**
**Fourth Amendment to Registration Statement on Form S-1**
**Filed March 9, 2007**
**File No. 333-137716**

Dear Mr. Edelson:

We have reviewed your filing and have the following comments.

1. We note your responses to prior comments 1 and 2 and your additional disclosure in the risk factor captioned "The ability of our stockholders to exercise their conversion rights may not allow us to effectuate the most desirable business combination or optimize our capital structure." Please revise to include a separate risk factor that discusses in greater detail the increased conversion threshold and the potential impact this could have in the event the business combination is approved.  We note your argument that the company is not required to structure a business combination that provides for it to use cash rather than equity.  However, please include a discussion in the separate risk factor that highlights the fact that the higher conversion ratio may result in the company having less cash available to complete the business combination or after the business combination to use in furthering its business plans and that the higher conversion ratio increases the likelihood that the company may seek additional capital either before or after a business combination.

2. We note your response to prior comment no. 5:  Rule 10b-18 does not apply to issuer repurchases effected during the period from time of public announcement of a merger, acquisition or similar transaction involving a recapitalization, until the *earlier* of the completion of such transaction or the completion of the vote by

target shareholders (including any relevant valuation periods).  It appears from your disclosure that the repurchase activity will not commence until 10 business days after the filing of the 8-K and end on the "business day immediately preceding the record date for the meeting of stockholders at which the business combination is to be approved."   In your response you state that you "anticipate that the stockholders of the acquired company will have approved the business combination at, or prior to, the Company's execution of the definitive agreement relating thereto."  Thus, since the repurchases will be effected after the public announcement and prior to the vote by the target shareholders (to approve the deal or not), we reissue our prior comment.

3.  We note your response to prior comment no. 6.  Rule 10b-18 is a voluntary safe harbor, not a prescriptive rule.  As such, one cannot "violate" the rule – one is just either within or outside of the rule's protection.  Also, Rule 10b-18 does not apply to purchases that are effected by an "agent independent of the issuer" (as defined in 17 CFR 242.100).  Again, if Mr. Edelson has no discretion/control over the price and timing of the purchases, how are these not being made by an "agent independent of the issuer"?

*        *        *

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristi Beshears at (202) 551-3429 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

Sincerely,

Elaine Wolff
Branch Chief

cc:     David Allan Miller, Esq. (*via facsimile*)